EXHIBIT 23.4
CONSENT OF H.J. GRUY AND ASSOCIATES, INC.
      We hereby consent to incorporation by reference in the Form S-3 Registration Statement (No. 333-135193) of Range Resources Corporation and in the related Prospectus of the use of the name DeGolyer and MacNaughton and references to information contained in our “Appraisal Report as of December 31, 2007, of Certain Interests owned by Range Resources Corporation,” provided, however, that we are necessarily unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.
H.J. GRUY AND ASSOCIATES, INC.
April 28, 2008
Houston, Texas